

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 27, 2016

Randall D. Sampson
Chief Executive Officer
Canterbury Park Holding Corporation
1100 Canterbury Road
Shakopoee, MN 55379

      Re: Canterbury Park Holding Corporation
               Preliminary Proxy Statement on Schedule 14A
               Filed April 14, 2016
               File No. 001-31569

Dear Mr. Sampson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Susan Block

                    Susan Block
                    Attorney-Adviser
                    Office of Transportation and Leisure

cc: Richard A. Primuth
        Lindquist & Vennum LLP